LIST OF SUBSIDIARIES

Name of Subsidiary		Jurisdiction of Incorporation
1.	Columbus Minerals Inc.	Nevada
(formerly CBI Acquisition, Inc.)
2.	Columbus S.M., LLC	Nevada
3.	Rand Metals LLC	Nevada
4.	Columbus Minerals, LLC	Nevada